Exhibit 21.1

SUBSIDIARIES OF EAST WEST BANCORP, INC.

East West Bank	100%
East West Capital Statutory Trust III	100%
East West Capital Trust IV	100%
East West Capital Trust V	100%
East West Capital Trust VI	100%
East West Capital Trust VII	100%
East West Capital Trust VIII	100%
East West Capital Trust IX	100%
East West Insurance Services, Inc.	100%
East West Leasing (1)	100%
American International Bancorp, Inc. (1)	100%
United National Bancorp, Inc. (1)	100%

(1)   Not currently active